SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 2
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2006
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES ON
TITLE OF ISSUE	EFFECTIVE	WHICH REGISTERED
N/A	N/A	N/A

* The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2006, as subsequently amended, as follows:
Exhibit (d) is hereby amended by replacing the second to sixth paragraph of the section “Recent Developments — KfW — Other Recent Developments” with the text on page 3.
This report is intended to be incorporated by reference into KfW’s prospectus dated April 9, 2007 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

RECENT DEVELOPMENTS
KFW
Other Recent Developments
     IKB Deutsche Industriebank AG (“IKB”), in which KfW holds a 37.8% equity interest, provided, along with other banks, several liquidity facilities for the benefit of Rhineland Funding Capital Corporation (“RFCC”), a corporation incorporated under the laws of the State of Delaware, U.S.A., that invests, through special purpose vehicles, in structured credit portfolios (which include exposures to U.S. sub-prime real estate loans) and refinances its investments by issuing asset-backed commercial paper.
     In the course of the ongoing crisis in the U.S. sub-prime mortgage market, valuations of certain assets traded in this market segment have been adversely affected. Due to these market conditions, RFCC’s ability to refinance its investment portfolios in the commercial paper market was threatened, making it more likely that RFCC would draw upon the liquidity facilities provided by IKB.
     In light of these developments, KfW has, in principle, agreed to take the measures necessary to protect IKB from the risks arising in connection with RFCC.
     In order to ensure IKB’s liquidity position, KfW, in coordination with the German banking supervisory authorities, assumed as from July 30, 2007 all of IKB’s rights and obligations under the liquidity facilities provided for the benefit of RFCC, which obligations currently total approximately €8.1 billion. By assuming IKB’s obligations under these liquidity facilities, KfW has implicitly assumed certain credit risks included in the RFCC portfolios.
     Apart from its indirect investments through its engagement as liquidity provider for the benefit of RFCC, IKB has substantial direct investments in structured credit portfolios on its balance sheet which include exposures to U.S. sub-prime real estate loans. KfW, in principle, is also prepared to assume certain risks relating to these assets.
     In addition to KfW, several of the German banking associations, whose members consist of private, public-sector and cooperative banks in Germany, have, in principle, committed to protect IKB from risks arising in connection with the direct and indirect investments described above, albeit to a more limited extent. On August 9, 2007, in order to formalize the commitments made in principle, KfW and these German banking associations established a pool, for which KfW is acting as pool leader.
     KfW currently estimates that the potential total losses to which it is exposed in connection with the risk protection for IKB may be up to €2.5 billion. On August 14, 2007, KfW’s Board of Managing Directors decided to account for these potential losses by reallocating on its balance sheet €2.5 billion from its fund for general bank risks (Fonds für allgemeine Bankrisiken) accumulated in accordance with § 340g of the German Commercial Code to a specific reserve. After this reallocation KfW’s fund for general bank risks will decrease to €2.8 billion.
     KfW does not believe that its financial commitments to IKB as described above will have any material adverse effect on its overall financial condition, including on KfW’s ability to perform its payment obligations under its debt securities.
     On July 29, 2007, the Supervisory Board of IKB appointed Dr. Günther Bräunig, a member of the Board of Managing Directors of KfW, as Chief Executive Officer of IKB and Dr. Dieter Glüder, a director of KfW, as a member of IKB’s Board of Managing Directors. Due to their appointment Dr. Bräunig and Dr. Glüder will temporarily cease to perform their functions as member of the Board of Managing Directors and Director of KfW, respectively.

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Frank Czichowski
	Name:	Dr. Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ Jochen Leubner
	Name:	Jochen Leubner
	Title:	Vice President

Date: August 15, 2007